UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ATLANTIC CAPITAL BANCSHARES, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

048269203

(CUSIP Number)

David Wermuth, Esq.

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 048269203

1.	Name of Reporting Person Trident IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person PN

CUSIP No. 048269203

1.	Name of Reporting Person Trident Capital IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person PN

CUSIP No. 048269203

1.	Name of Reporting Person Trident IV Professionals Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person PN

CUSIP No. 048269203

1.	Name of Reporting Person Stone Point Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

Explanatory Note

This Schedule 13D/A (the “Amendment”) constitutes Amendment No. 1 to the Reporting Persons’ Schedule 13D initially filed on November 2, 2015 (the “Original Schedule 13D”). Except as amended herein, the Original Schedule 13D remains in effect. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The information set forth or incorporated by reference in Item 6 is hereby incorporated herein by reference thereto.

Each of the Partnerships originally acquired the shares of Common Stock for investment purposes upon the closing of the transaction contemplated by the Securities Purchase Agreement.

On August 18, 2017, the Partnerships entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer, Atlantic Capital Bank, N.A., a bank chartered under the laws of the United States of America (the “Bank”) and the underwriters named therein (the “Underwriters”), pursuant to which the Partnerships agreed to sell to the Underwriters an aggregate of 3,109,127 shares of Common Stock, with each Partnership selling its respective holdings as set out in the Underwriting Agreement. Such sold holdings represent all of the Partnerships’ Common Stock of the Issuer. The settlement date was August 23, 2017.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Securities Purchase Agreement and the Underwriting Agreement, each of which is attached hereto as Exhibit B and C, respectively, and is incorporated herein by reference thereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a), (b) The information set forth in rows 7 through 13 of the cover page to this Amendment is incorporated by reference.

(c) Except as otherwise described in Item 4, each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of the Original Schedule 13D, has effected any transactions in Common Stock during the past 60 days.

(d) Except as otherwise described in Item 2 of the Original Schedule 13D and this Item 5 of the Amendment, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) As a result of the sale pursuant to the Underwriting Agreement, each Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer on August 23, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

The description of the Underwriting Agreement provided in Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

A.	Joint Filing Agreement, dated as of November 2, 2015 (incorporated by reference to Exhibit A to Original Schedule 13D, filed on November 2, 2015).

B.	Securities Purchase Agreement, dated as of March 25, 2015, by and among Atlantic Capital Bancshares, Inc., Trident IV, L.P. and Trident IV Professionals Fund, L.P. (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4 filed by the Issuer with the SEC on June 10, 2015).

C.	Underwriting Agreement, dated August 18, 2017, by and among Atlantic Capital Bancshares, Inc., Atlantic Capital Bank, N.A., Trident IV, L.P. and Trident IV Professionals Fund, L.P. and Keefe, Bruyette & Woods, Inc. (incorporated by reference to Exhibit 1.1 to Form 8-K filed by the Issuer with the SEC on August 23, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2017	TRIDENT IV, L.P.

	By:	Trident Capital IV, L.P., its sole general partner
	By:	DW Trident GP, LLC, a general partner
	By:	/s/ Jacquie Giammarco
	Name:	Jacquie Giammarco
	Title:	Vice President

TRIDENT CAPITAL IV, L.P.

By:	DW Trident GP, LLC, a general partner
By:	/s/ Jacquie Giammarco
Name:	Jacquie Giammarco
Title:	Vice President

STONE POINT CAPITAL LLC

By:	/s/ Jacquie Giammarco
Name:	Jacquie Giammarco
Title:	Senior Vice President

TRIDENT IV PROFESSIONALS FUND, L.P.

By:	Stone Point GP Ltd., its sole general partner
By:	/s/ Jacquie Giammarco
Name:	Jacquie Giammarco
Title:	Vice President

SCHEDULE I

Schedule I of the Original Schedule 13D is hereby amended and restated as follows:

Stone Point Capital LLC

Set forth below is the name and principal occupation of each of the members of Stone Point Capital LLC (“Stone Point”), the general partner of Trident Capital IV, L.P. (“Trident IV GP”), each member of the Investment Committee of Trident IV GP and the shareholders of Trident IV Professionals GP. Each of the following individuals is a United States citizen. The business address of each officer is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Name and Office	Principal Occupation

Charles A. Davis

Chief Executive Officer, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident IV GP

Shareholder of Trident IV Professionals GP

Private Equity Investor, Stone Point
Stephen Friedman Chairman, Stone Point Member of Investment Committee, Trident IV GP	Private Equity Investor, Stone Point

James D. Carey

Senior Principal, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident IV GP

Shareholder of Trident IV Professionals GP

Private Equity Investor, Stone Point

David J. Wermuth

Senior Principal and General Counsel, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident IV GP

Shareholder of Trident IV Professionals GP

Private Equity Investor, Stone Point

Nicolas D. Zerbib

Senior Principal, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident IV GP

Shareholder of Trident IV Professionals GP

Private Equity Investor, Stone Point